Exhibit 1.2

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the “Agreement”) is dated this              day of [            ], 2004, by and among Orange Hospitality, Inc., a Maryland corporation (the “Company”), Bergen Capital Incorporated, a New Jersey corporation (the “Managing Dealer”), and Wachovia Bank, National Association (the “Escrow Agent”). This Agreement shall be effective as of the effective date of the Company’s Registration Statement filed with the Securities and Exchange Commission (the “Effective Date”).

WHEREAS, the Company proposes to offer and sell, on a best-efforts basis through the Managing Dealer and selected broker-dealers registered with the National Association of Securities Dealers, Inc. (the Managing Dealer and such selected broker-dealers are hereinafter referred to collectively as the “Soliciting Dealers”) up to 23,403,510 shares of common stock of the Company (the “Shares”) to investors at $15.00 per Share ($14.25 per Share for the first 1,403,510 Shares) pursuant to a registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission;

WHEREAS, the Company has agreed that the subscription price paid in cash by subscribers for Shares will be refunded to such subscribers if less than an aggregate of 1,403,510 Shares have been sold and payment therefor received within one year of the initial effective date of the Registration Statement (the “Anniversary Date”); and

WHEREAS, the Company and the Managing Dealer desire to establish an escrow in which funds received from subscribers will be deposited, and the Escrow Agent is willing to serve as Escrow Agent upon the terms and conditions herein set forth;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties covenant and agree as follows.

1. Establishment of Escrow Accounts. On or prior to the Effective Date, the Company and the Managing Dealer shall establish an interest-bearing escrow account with the Escrow Agent, which escrow account shall be entitled “Escrow Account for the benefit of subscribers for Common Stock of Orange Hospitality, Inc.” (the “Escrow Account”). All monies deposited in the Escrow Account are hereinafter referred to as the “Escrowed Funds.” The Managing Dealer will, and will cause selected broker-dealers acting as Soliciting Dealers to, instruct subscribers to make checks for subscriptions payable to the order of the Escrow Agent. Any checks received that are made payable to a party other than the Escrow Agent shall be returned to the Soliciting Dealer who submitted the check or the Managing Dealer. The Managing Dealer may authorize certain Soliciting Dealers which are “$250,000 broker-dealers” to instruct their customers to make their checks for Shares subscribed for payable directly to the Soliciting Dealer. In such case, the Soliciting Dealer will collect the proceeds of the subscribers’ checks and issue a check made payable to the order of the Escrow Agent for the aggregate amount of the subscription proceeds.

2. Deposits into the Escrow Account. The Managing Dealer will promptly deliver all monies received from subscribers for the payment of Shares to the Escrow Agent for deposit in the Escrow Account.

3. Collection Procedure.

(a) The Escrow Agent is hereby authorized to forward each check for collection and, upon collection of the proceeds of each check, to deposit the collected proceeds in the Escrow Account or, alternatively, the Escrow Agent may telephone the bank on which the check is drawn to confirm that the check has been paid.

(b) Any check returned unpaid to the Escrow Agent shall be returned to the Soliciting Dealer that submitted the check or the Managing Dealer. In such cases the Escrow Agent will promptly notify the Company of such return.

(c) If (i) the Company rejects any subscription for Shares or (ii) an investor who has telephonically or orally subscribed for Shares properly withdraws such subscription within fifteen (15) days from the date written confirmation has been mailed to the subscriber by the Managing Dealer or appropriate Selected Dealer, and, in either such event, the Escrow Agent has already collected funds for such subscription, the Escrow Agent shall, after receiving written notice from the Company of such event, promptly issue a refund check to the drawer of the check submitted by or on behalf of the rejected or withdrawing subscriber. If the Escrow Agent receives written notice that either of the events specified in the clauses (i) or (ii) of the preceding sentence has occurred and, in either such event, the Escrow Agent has not yet collected funds for such subscription but has submitted the check relating to such subscription for collection, the Escrow Agent shall promptly issue a check in the amount of such check to the rejected or withdrawing subscriber after the Escrow Agent has cleared such funds. If the Escrow Agent has not yet submitted the check relating to the subscription of the rejected or withdrawing subscriber, the Escrow Agent shall promptly remit such check directly to the drawer of the check submitted by or on behalf of the subscriber.

4. Investment of Escrowed Funds. The Escrow Agent is herein directed and instructed to initially invest and reinvest the Escrowed Funds in the Wachovia Bank Commercial High Performance Money Market Account. The parties hereto acknowledge that they have discussed the investment and are in agreement as to the selected investment. The Company may provide instructions changing the investment of the Escrowed Funds (subject to applicable minimum investment requirements); provided, however, that no investment or reinvestment may be made except in the following:

(a) direct obligations of the United States of America or obligations the principal of and the interest on which are unconditionally guaranteed by the United States of America;

(b) money market accounts of any bank, trust company, or national banking association (including the Escrow Agent and its affiliates); or

(c) savings accounts of any bank, trust company or national banking association (including the Escrow Agent and its affiliates).

If the Escrow Agent has not received written instructions from the Company at any time that an investment decision must be made, the Escrow Agent shall invest the Escrowed Funds, or such portion thereof as to which no written instructions have been received, in investments described in clause (b) above. Each of the foregoing investments shall be made in the name of Escrow Agent. No investment shall be made in any instrument or security that has a maturity of greater than six (6) months. Notwithstanding anything to the contrary contained herein, the Escrow Agent may, without notice to the parties hereto, sell or liquidate any of the foregoing investments at any time if the proceeds thereof are required for any disbursement of Escrowed Funds permitted or required hereunder. All investment earnings shall become part of the Escrowed Funds and investment losses shall be charged against the Escrowed Funds. The Escrow Agent shall not be liable or responsible for loss in the value of any investment made pursuant to this Escrow Agreement, or for any loss, cost or penalty resulting from any sale or liquidation of the Escrowed Funds. With respect to any Escrowed Funds received by the Escrow Agent after ten o’clock, a.m., Charlotte, North Carolina, time, the Escrow Agent shall not be required to invest such funds or to effect any investment instruction until the next day upon which banks in Charlotte, North Carolina are open for business.

5. Distribution of Escrowed Funds. The Escrow Agent shall distribute the Escrowed Funds in the amounts, at the times, and upon the conditions hereinafter set forth in this Agreement.

(a) Subject to the last two sentences of this Paragraph 5(a), if at any time on or prior to the Anniversary Date, upon receipt by the Escrow Agent of an affidavit or certification from an officer of the Company (i) stating that, after excluding all Shares covered by the subscriptions described in the last two sentences of this Paragraph 5(a), 1,403,510, Shares have been timely sold, together with the receipt by the Escrow Agent of a minimum of $20,000,000 in cleared funds attributable to sales of Shares, and (ii) containing the representations set forth on Exhibit “B” hereto, the Escrow Agent shall deliver all Escrowed Funds to the Company. Thereafter, the Escrow Agent shall release from the Escrow Account to the Company any and all Escrowed Funds therein, together with all interest earned thereon, upon the written request of an officer of the Company. First, subscriptions from investors who have subscribed for Shares orally, where representatives of a Soliciting Dealer have executed the Subscription Agreement relating to such Shares on behalf of the investor, shall not be included in determining whether the minimum 1,403,510 Shares have been sold for a period of ten (10) days from the date written confirmation has been received by the subscriber, provided that the Company will not direct the Escrow Agent to release such subscriptions from escrow until the expiration of a period fifteen (15) days from the date written confirmation has been mailed to the subscriber relating to such subscriptions. Second, subscriptions from investors who received a prospectus less than five (5) business days prior to the determination under this subparagraph (a) of the number of available Shares to be released from escrow as evidenced by the date of execution of such investor’s subscription agreement shall not be included in determining whether the minimum 1,403,510 Shares have been sold.

(b) If the Escrowed Funds do not, on or prior to the Anniversary Date, become deliverable to the Company pursuant to subparagraph (a) above, the Escrow Agent shall return the Escrowed Funds to the respective subscribers in amounts equal to the subscription amount theretofore paid by each of them, as set forth on a Schedule maintained by the Company or the Managing Dealer and provided to the Escrow Agent, together with interest calculated as described in Paragraph 6 below and without deduction, penalty or expense to the subscriber. The Escrow Agent shall notify the Company and the Managing Dealer of any such return of subscription amounts. The money returned to each subscriber shall be free and clear of any and all claims of the Company or any of its creditors.

(c) Upon receipt by the Escrow Agent of written notice from the Company that a Florida investor has properly withdrawn its subscription in accordance with the terms set forth in the Prospectus included in the Registration Statement, the Escrow Agent shall return the Escrowed Funds of such withdrawing investor, as the case may be, together with interest calculated as described in Paragraph 6 below.

6. Distribution of Interest. If the Escrowed Funds become deliverable to subscribers pursuant to Paragraphs 5(b) or 5(c) above, the Escrow Agent shall compute and distribute to each investor a pro rata share of the investment earnings of the Escrowed Funds. Each subscriber’s pro rata share of investment earnings shall be computed as follows:

investment earnings	x	individual subscription amount x days held
total subscription amount x days held

Such pro rata share of investment earnings shall be distributed to each subscriber with the return of their subscription amounts.

7. Liability of Escrow Agent.

(a) The Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. The Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Escrow Agreement, including without limitation the Prospectus or Registration Statement. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct was the primary cause of any loss to the Company, the Managing Dealer, any Soliciting Dealer or any subscriber. The Escrow Agent’s sole responsibility shall be for the safekeeping and disbursement of the Escrowed

Funds in accordance with the terms of this Escrow Agreement. The Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. The Escrow Agent may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. In no event shall the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages (including, but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. The Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrowed Funds, any account in which Escrowed Funds are deposited, this Escrow Agreement, the Prospectus or the Registration Statement, or to appear in, prosecute or defend any such legal action or proceeding. Without limiting the generality of the foregoing, the Escrow Agent shall not be responsible for or required to enforce any of the terms or conditions of any subscription agreement with any subscriber or any other agreement among the Company, the Managing Dealer, any Soliciting Dealer and/or any subscriber. The Escrow Agent shall not be responsible or liable in any manner for the performance by Company or any subscriber of their respective obligations under any subscription agreement nor shall the Escrow Agent be responsible or liable in any manner for the failure of Company, Managing Dealer or any Subscribing Dealer or any third party (including any subscriber) to honor any of the provisions of this Escrow Agreement. The Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Company shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

(b) Indemnification of Escrow Agent. From and at all times after the date of this Escrow Agreement, Company shall, to the fullest extent permitted by law, defend, indemnify and hold harmless the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent (collectively, the “Indemnified Parties”) against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys’ fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without limitation the Company, Managing Dealer or any Soliciting Dealer, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Escrow Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. Each Indemnified Party shall, in its sole discretion, have the right to select and employ separate counsel with respect to any action or claim brought or asserted against it, and the reasonable fees of such counsel shall be paid upon demand by the Company provided that the Company shall not be required to pay for more than one separate counsel for all Indemnified Parties. The obligations of Company under this Section 7(b) shall survive any termination of this Escrow Agreement and the resignation or removal of the Escrow Agent.

(c) If a dispute ensues between any of the parties hereto which, in the opinion of the Escrow Agent, is sufficient to justify its doing so, the Escrow Agent shall be entitled (i) to suspend the performance of any of its obligations (including without limitation any disbursement obligations) under this Escrow Agreement until such dispute or uncertainty shall be resolved to the satisfaction of the Escrow Agent, or (ii) to tender into the registry or custody of the Supreme Court of the State of New York in and for the County of New York, or the United States District Court for the Southern District of New York, all money or property in its hands under the terms of this Agreement, and to file such legal proceedings as it deems appropriate, and shall thereupon be discharged from all further duties under this Agreement. Any such legal action may be brought in any such court as the Escrow Agent shall determine to have jurisdiction thereof. The Escrow Agent shall have no liability to the Managing Dealer, the Company, any Soliciting Dealer, any subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrowed Funds or any delay in or with respect to any other action required or requested of the Escrow Agent. The Company shall indemnify the Escrow Agent against its court costs and attorneys’ fees incurred in filing such legal proceedings.

8. Inability to Deliver. In the event that checks for subscriptions delivered to the Escrow Agent by the Managing Dealer or a Selected Dealer pursuant to this Agreement are not cleared through normal banking channels within 120 days after such delivery, the Escrow Agent shall deliver such uncleared checks to the Managing Dealer or a Selected Dealer unless the Escrowed Funds are returned to subscribers pursuant to Paragraphs 5(b) or 5(c) above, in which case the Escrow Agent shall mail such uncleared checks to the subscribers.

9. Resignation of Escrow Agent. The Escrow Agent may resign and be discharged from the performance of its duties hereunder at any time by giving thirty (30) days prior written notice to the Managing Dealer and the Company specifying a date when such resignation shall take effect. Upon any such notice of resignation, the Managing Dealer and Company jointly shall appoint a successor Escrow Agent hereunder prior to the effective date of such resignation. The retiring Escrow Agent shall transmit all records pertaining to the Escrowed Funds and shall pay all Escrowed Funds to the successor Escrow Agent, after making copies of such records as the retiring Escrow Agent deems advisable and after payment by Company or deduction from Escrowed Funds (to the extent of Company’s rights therein) of all fees and expenses (including court costs and attorneys’ fees) payable to, incurred by, or expected to be incurred by the retiring Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder. After any retiring Escrow Agent’s resignation, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Escrow Agent under this Escrow Agreement. Any corporation or association into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation or association to which all or substantially all of the escrow business of the Escrow Agent’s corporate trust line of business may be transferred, shall be the Escrow Agent under this Escrow Agreement without further act.

10. Notice. All notices, requests, demands and other communications or deliveries required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, given by facsimile, prepaid telegram or deposited for mailing, first class, postage prepaid, registered or certified mail, as follows:

If to the subscribers for Shares:

To their respective addresses as specified in their Subscription Agreements.

If to the Company:

Orange Hospitality, Inc.

1775 Broadway, Suite 604

New York, New York 10019

Attention: President

Fax: 212-247-4801

If to the Managing Dealer:

Bergen Capital, Inc.

777 Terrace Avenue

Hasbrouck Heights, New Jersey 07604

Attention: President

Fax: 201-727-0459

If to the Escrow Agent:

John C. Stephens III

Vice President

Wachovia Bank, National Association

225 Water Street, 3rd Floor

FL0122

Jacksonville, Florida 32202

Fax: 904-489-5410

11. Fees to Escrow Agent. Company shall compensate the Escrow Agent for its services hereunder in accordance with Exhibit “A” attached hereto and, in addition, shall reimburse the Escrow Agent for all of its reasonable out-of-pocket expenses, including attorneys’ fees, travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), copying charges and the like. The additional provisions and information set forth on Exhibit “A” are hereby incorporated by this reference, and form a part of this Escrow Agreement. All of the compensation and reimbursement obligations set forth in this Section 11 shall be payable by Company upon demand by the Escrow Agent. The obligations of Company under this Section 11 shall survive any termination of this Escrow Agreement and the resignation or removal of the Escrow Agent. Notwithstanding anything contained in this Agreement to the contrary, in no event shall any fee, reimbursement for costs and expenses, indemnification for any damages incurred by the Escrow Agent or monies whatsoever be paid out of or chargeable to the Escrowed Funds in the Escrow Account.

12. General.

(a) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida.

(b) The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

(c) This Agreement sets forth the entire agreement and understanding of the parties with regard to this escrow transaction and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof.

(d) This Agreement may be amended, modified, superseded or cancelled, and any of the terms or conditions hereof may be waived, only by a written instrument executed by each party hereto or, in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver in any one or more instances by any party of any condition, or of the breach of any term contained in this Agreement, whether by conduct or otherwise, shall be deemed to be, or construed as, a further or continuing waiver of any such condition or breach, or a waiver of any other condition or of the breach of any other terms of this Agreement.

(e) This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(f) This Agreement shall inure to the benefit of the parties hereto and their respective administrators, successors, and assigns.

(g) Upon the first to occur of (i) the disbursement of all Escrowed Funds into court pursuant to Section 7 or (ii) return of the Escrowed Funds to the subscribers in accordance with Section 5(b) hereof, or (iii) written notice from the Company to the effect that this Escrow Agreement is terminated and contains directions for the disbursement of any Escrowed Funds remaining, this Escrow Agreement shall terminate and the Escrow Agent shall have no further obligation or liability whatsoever with respect to this Escrow Agreement or the Escrowed Funds.

13. Representation of the Company. The Company hereby acknowledges that the status of the Escrow Agent with respect to the offering of the Shares is that of agent only for the limited purposes herein set forth, and hereby agrees it will not represent or imply that the Escrow Agent, by serving as the Escrow Agent hereunder or otherwise, has investigated the desirability or advisability of an investment in the Shares, or has approved, endorsed or passed upon the merits of the Shares, nor shall the Company use the name of the Escrow Agent in any manner whatsoever in connection with the offer or sale of the Shares, other than by acknowledgement that it has agreed to serve as Escrow Agent for the limited purposes herein set forth.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

“COMPANY”

ORANGE HOSPITALITY, INC.

BY:

“MANAGING DEALER”

BERGEN CAPITAL INCORPORATED

BY:

“ESCROW AGENT”

Wachovia Bank, National Association

BY:

EXHIBIT “A”

Escrow Agent Fees.

Acceptance Fee:	$1,500

Annual Administration Fee:	$2,500

Out-of-Pocket Expenses:	Billed in addition

Activity Charges:

Wire Transfers/Receipts	$25.00 per transfer/receipt

Check Disbursement (includes Form 1099)	$4.00 per disbursement

Securities Transactions-Buy/Sell	$25.00 per transaction

Automatic Cash Investment Management (AAA rated US Treasury daily money market Fund)	35 basis points, annualized net of income

Counsel fees, if ever retained as a result default or other extraordinary occurrence on behalf of Escrow Agent	Billed @ cost

The Acceptance Fee and the Annual Escrow Fee are payable upon execution of the escrow documents. In the event the escrow is not funded, the Acceptance Fee and all related expenses, including attorneys’ fees, remain due and payable, and if paid, will not be refunded. Annual fees cover a full year in advance, or any part thereof, and thus are not pro-rated in the year of termination.

The fees quoted in this schedule apply to services ordinarily rendered in the administration of an Escrow Account and are subject to reasonable adjustment based on final review of documents, or when the Escrow Agent is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Escrow Agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses.

Unless otherwise indicated, the above fees relate to the establishment of one escrow account. Additional sub-accounts governed by the same Escrow Agreement may incur an additional charge. Transaction costs include charges for wire transfers, checks, internal transfers and securities transactions.

EXHIBIT “B”

Representations of Company

Certificate of (name) , (office) of Company, that (a) the Shares have been registered or are exempt from registration under the Securities Act of 1933, and have been registered or are exempt from registration under applicable state securities laws, (b) no stop or similar order has been issued or threatened to be issued by the SEC or any other federal or state regulatory authority in connection with the Offering Document or the offering of Shares pursuant thereto, and (c) all representations and warranties of the Company set forth in the Escrow Agreement are true and correct in all material respects on and as of the date of such certificate as if made on the date thereof.